Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Quarters
	Ended	Year Ended
	April 3,	June 27,	June 29,	June 30,	July 1,	July 2,
	2009	2008	2007	2006	2005	2004
	(Millions of Dollars, Except Ratios)

Earnings:
Net Income	$194.3	$444.2	$480.4	$237.9	$202.2	$132.8
Plus: Income Taxes	214.2	201.5	190.9	142.9	96.2	62.6
Fixed Charges	48.3	71.5	52.9	46.7	33.0	31.4
Amortization of Capitalized Interest	—	—	—	—	—	—
Less: Interest Capitalized During the Period	0.2	0.1	—	—	—	—
Undistributed Earnings in Equity Investments	—	—	—	—	—	—

	$456.6	$717.1	$724.2	$427.5	$331.4	$226.8

Fixed Charges:
Interest Expense	$41.0	$55.7	$41.1	$36.5	$24.0	$24.5
Plus: Capitalized Interest	0.2	0.1	—	—	—	—
Interest Portion of Rental Expense	7.1	15.7	11.8	10.2	9.0	6.9

	$48.3	$71.5	$52.9	$46.7	$33.0	$31.4

Ratio of Earnings to Fixed Charges	9.45	10.03	13.69	9.15	10.04	7.22